UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 2)
Crucell N.V.
(Name of Issuer)
Ordinary Shares, par value €0.24 per share, and American Depository Shares, each of which represents one Ordinary Share
(Title of Class of Securities)
N23473106 (Ordinary Shares) 228769105 (American Depositary Shares)
(CUSIP Number)
February 28, 2011
(Date of Event Which Requires Filing of this Statement)
Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V. Lichtenauerlaan 30 3062 ME Rotterdam The Netherlands Telephone: +31-10-241-1555 Attn: Erik Esveld
with a copy to: Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: +1-212-837-6000 Attn: Jan J.H. Joosten
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐ .

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 2 of 7

1	NAME OF REPORTING PERSONS Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 3 of 7

1	NAME OF REPORTING PERSONS Adrianus van Herk S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 4 of 7

1	NAME OF REPORTING PERSONS A. van Herk Holding B.V. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 5 of 7

1	NAME OF REPORTING PERSONS Van Herk Management Services B.V. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 6 of 7

Introduction

This Amendment No. 2 relates to the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on January 26, 2011, as amended on February 9, 2011.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D, as amended prior to the date hereof.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended by adding the following paragraph at the end of Item 4:

On February 11, 2011, OGBBA tendered all of its Common Stock in the Offer.  On February 22, 2011, Johnson & Johnson declared the Offer unconditional.  Subsequently, Johnson & Johnson accepted OGBBA’s tender.  As a result, as of February 28, 2011 (the “Relevant Date”), the Reporting Persons no longer beneficially own any Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)	As of the Relevant Date, none of the Reporting Persons owned any Common Stock.

(b)	None of the Reporting Persons has the sole power to vote or shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock.

(c)	On or prior to the Relevant Date, Johnson & Johnson paid OGBBA €24.75 per Share (or the equivalent in U.S. dollars) for all of the Common Stock tendered by OGBBA in connection with the Offer.

(d)
Each of the Reporting Persons affirms that no person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares owned by such Reporting Person.

(e)	As of the Relevant Date, the Reporting Persons are no longer beneficial owners of more than five percent of the Common Stock.

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 7 of 7

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  March 3, 2011
ONROEREND GOED BEHEER- EN BELEGGINGSMAATSCHAPPIJ A. VAN HERK B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

/s/ Adrianus van Herk
ADRIANUS VAN HERK

A. VAN HERK HOLDING B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

VAN HERK MANAGEMENT SERVICES B.V.

By:	/s/ Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person